

GOLDCORP TO RELEASE 2017 SECOND QUARTER RESULTS ON JULY 26; CONFERENCE CALL AND WEBCAST ON JULY 27

Vancouver, June 12, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release its 2017 second quarter results after market close on July 26, 2017, followed by a conference call and webcast on July 27 at 10:00 am PT.

Second Quarter 2017 Conference Call and Webcast details:

Date:	Thursday, July 27, 2017
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-4959
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	August 27, 2017
Replay Passcode:	2296992

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:
INVESTOR CONTACT
Etienne Morin
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail: media@goldcorp.com